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Exhibit 11.2

ALLEGIANCE TELECOM, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)
YEAR ENDED MARCH 31, 2002
(Dollars in thousands, except per share amounts)

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants	973,871	100.00%	973,871
Stock Options Exercised	1,357,725	95.95%	1,302,801
Employee Stock Discount Purchase Plan Shares Issued	3,458,578	99.73%	1,254,286
Common Stock Issued for Business Acquisitions	5,558,747	98.51%	5,476,166

WEIGHTED AVERAGE SHARES OUTSTANDING			115,935,592
NET LOSS APPLICABLE TO COMMON STOCK			$(112,590,000)

NET LOSS PER SHARE, BASIC AND DILUTED			$(0.97)

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ALLEGIANCE TELECOM, INC. COMPUTATION OF PER SHARE EARNINGS (LOSS) YEAR ENDED MARCH 31, 2002 (Dollars in thousands, except per share amounts)